Cardax, Inc. 2800 Woodlawn Drive, Suite 129, Honolulu, HI 96822 telephone 808.457.1400 fax 808.237.5901 www.cardaxpharma.com

March 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CARDAX, INC.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-233281

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cardax, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-233281) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on August 14, 2019.

The Company is withdrawing the Registration Statement as management is reevaluating the Company’s financing options. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact the undersigned at (808) 457-1375 or dwatumull@cardaxpharma.com.

Sincerely,

CARDAX, INC.

By:	/s/ David G. Watumull
David G. Watumull
Chief Executive Officer